Federated Managed Allocation Portfolios

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED MANAGED ALLOCATION PORTFOLIOS (“Registrant”)
Federated Balanced Allocation Fund
Class A Shares
Class B Shares
Class C Shares

1933 Act File No. 2-51247
1940 Act File No. 811-7129

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 33 submitted via EDGAR on December 1, 2009.

GLOBAL COMMENTS – THE FUND

Global Comment

The global comment was that Form N-1A does not provide for a footnote describing the broad-based index in the average annual total return table.  The Form only provides for a description of additional indexes if a fund uses them.  Keith said that to the extent that Federated continues to include the description of the broad-based index, Federated is "on its own" and the SEC may give the comment again.  Peter has indicated that he believes it is still necessary and prudent to describe the broad-based index(es) in addition to the descriptions for the additional indexes as this is the only way for the average investor to understand why they are being used for performance comparisons.

Correspondence Response

"Summary Section - Average Annual Total Return Table

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

1.  Under the “Summary Fund Management Section,” in accordance with your comment to provide a specific title for the portfolio managers listed pursuant to Item 5(b) of Form N-1A, the Registrant has confirmed that “Portfolio Manager” or, as applicable, “Senior Portfolio Manager”, is the official designation used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b).

2.  Under the “Summary Fund Management Section,” in accordance with your comment to remove the portfolio manager information for the underlying funds, the Registrant confirms that this language will be removed.

3. Under the Summary Section “What are the Main Risks of Investing in the Fund?” in accordance with your comments regarding in-sufficient risk disclosure, the Registrant confirms that it will add narrative risk disclosure, applicable to the Fund in addition the underlying fund risk table, already enclosed.  A statement preceding the table will be added stating that the risks of the fund reflect the risks of the underlying funds which are shown in the table and described thereafter.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal